
07004066



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
525 East Capitol Street, Suite 402
(No. and Street)

Jackson	Mississippi	39201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Howard, President (601) 592-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis	Tennessee	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BANCORPSOUTH INVESTMENT SERVICES, INC.
OATH AND AFFIRMATION

I, Thomas Howard, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BancorpSouth Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

DOROTHY J. CHATMAN NOTARY SEAL RANKIN COUNTY, MS

Thomas Howard
President and Chief Executive Officer

Notary Public
MY COMMISSION EXPIRES:
AUGUST 8, 2010

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
x/(1)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

(1) The Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103


RECEIVED
FEB 2 8 2007
162

Independent Auditors' Report

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying statements of financial condition of BancorpSouth Investment Services, Inc. (a wholly owned subsidiary of BancorpSouth Bank) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

KPMG LLP

February 22, 2007

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Financial Condition

December 31, 2006 and 2005

Assets		2006	2005
Cash and cash equivalents (note 2)	$	1,099,010	735,865
Advisory fees receivable		172,500	155,000
Commissions receivable		30,698	25,881
Due from affiliated companies, net (note 2)		48,331	—
Deposit with clearing organization		75,922	150,000
Prepaid expenses and other assets		10,293	25,554
Furniture and equipment, net of accumulated depreciation of $807,260 and $194,917, respectively		197,639	198,378
Deferred income taxes (note 5)		8,811	45,848
	$	1,643,204	1,336,526
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation	$	275,483	92,824
Other liabilities		201,917	215,052
Accrued litigation settlement (note 7)		—	126,000
Due to affiliated companies, net (note 2)		—	40,173
Total liabilities		477,400	474,049
Stockholder's equity (note 3):			
Common stock, without par value. Authorized, issued, and outstanding 1 share		—	—
Additional paid-in capital		1,500,000	1,500,000
Accumulated deficit		(334,196)	(637,523)
Total stockholder's equity		1,165,804	862,477
	$	1,643,204	1,336,526

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Operations

Years ended December 31, 2006 and 2005

		2006	2005
Income:			
Commissions	$	3,511,331	2,165,413
Advisory fees		1,769,038	1,837,184
Interest		45,930	31,764
Other		34,234	9,152
		5,360,533	4,043,513
Expenses:			
Salaries and employee benefits		3,491,919	2,846,451
Clearing organization fees		269,300	173,105
Advisory fees		497,388	522,424
Registration fees and professional dues		235,000	244,001
Office occupancy and equipment		150,710	166,378
Communications and marketing		39,708	67,499
Litigation settlement		—	126,000
Other		179,251	175,723
		4,863,276	4,321,581
Income (loss) before income taxes		497,257	(278,068)
Income tax (expense) benefit (note 5)		(193,930)	96,695
Net income (loss)	$	303,327	(181,373)

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2006 and 2005

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2004	$	—	1,500,000	(456,150)	1,043,850
Net loss		—	—	(181,373)	(181,373)
Balance at December 31, 2005		—	1,500,000	(637,523)	862,477
Net income		—	—	303,327	303,327
Balance at December 31, 2006	$	—	1,500,000	(334,196)	1,165,804

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Cash Flows

Years ended December 31, 2006 and 2005

		2006	2005
Cash flow from operating activities:			
Net income (loss)	$	303,327	(181,373)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation		84,366	87,695
Deferred income taxes, net		37,037	(72,181)
Decrease (increase) in assets:			
Advisory fees receivable		(17,500)	(76,000)
Commissions receivable		(4,817)	106,033
Due from affiliated companies, net		(124,239)	44,280
Deposit with clearing organization		74,078	(75,000)
Prepaid expenses and other assets		15,261	120,256
Increase (decrease) in liabilities:			
Accrued compensation		182,659	(28,817)
Other liabilities		(13,135)	96,169
Accrued litigation settlement		(126,000)	126,000
Net cash provided by operating activities		411,037	147,062
Cash flows from investing activities:			
Capital expenditures		(47,892)	(71,511)
Net increase in cash and cash equivalents		363,145	75,551
Cash and cash equivalents at beginning of year		735,865	660,314
Cash and cash equivalents at end of year	$	1,099,010	735,865
Supplemental disclosure of non-cash investing activities:			
Furniture and fixtures acquired from BancorpSouth Bank	$	35,735	—

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Operations

BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advisory and securities brokerage services. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company clears customer transactions through Pershing, LLC on a fully disclosed basis.

(b) Commissions

Commissions are recognized on a trade-date basis as security transactions occur.

(c) Advisory fee income

Institutional advisory fees and retail advisory fees are recognized and received monthly and quarterly, respectively. Fees are based on either the month end managed asset values or the average daily assets under management. Managed asset values were approximately $451,000,000 and $557,000,000 at December 31, 2006 and 2005, respectively.

(d) Income Taxes

The Company's results of operations are included in the consolidated Federal and state income tax returns filed by BancorpSouth, Inc., parent company of the Bank. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal and state statutory rates for each subsidiary's taxable income or loss. The allocation of the tax benefit for the Company's net loss is paid to the Company by its parent. The allocation of tax expense for the Company's net income is paid to the parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled.

(e) Cash Equivalents

The Company considers only cash and money market mutual funds to be cash equivalents.

(f) Fair Value of Financial Instruments

At December 31, 2006 and 2005, the carrying values of the Company's financial instruments approximate their fair values.

(Continued)

(g) *Prepaid Expenses and Other Assets*

From time to time, the Company enters into loan agreements with its brokers, which are generally conditioned upon a service commitment. Advances under these agreements are forgiven upon fulfillment of the broker's contractual service commitment, but are due in full if such commitment is not fulfilled. Advances under such arrangements are amortized to expense using the straight-line method over the related commitment period.

(h) *Furniture and Equipment*

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

(i) *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results sometimes differ from those estimates.

(j) *Reclassifications*

Certain 2005 balances have been reclassified to be consistent with the current year presentation.

(2) Affiliated Companies

Certain operating expenses are paid by the Bank for the Company and certain commission expenses are paid by the Company for the Bank. At December 31, 2006, the Bank was liable to the Company for operating expense reimbursements totaling $48,331. At December 31, 2005, the Company was liable to the Bank for operating expense reimbursements totaling $40,173. Additionally, the Company had $28,072 and $82,606 of cash on deposit with the Bank at December 31, 2006 and 2005, respectively. Most of the Company's offices are located within branch offices of the Bank. The Bank does not charge office rent for the use of this space.

(3) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2006, the Company's net capital exceeded required capital by $563,874 and the ratio of aggregate indebtedness to net capital was 0.59 to 1.

(Continued)

(4) Subordinated Debt

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission since no such liabilities existed at December 31, 2006 and 2005 or at any time during the years ended December 31, 2006 and 2005.

(5) Income Taxes

The current and deferred components of income tax expense (benefit) follow:

		2006	2005
Current:			
Federal	$	136,384	(21,310)
State		20,509	(3,204)
		156,893	(24,514)
Deferred:			
Federal		32,196	(62,746)
State		4,841	(9,435)
		37,037	(72,181)
	$	193,930	(96,695)

The differences between the income tax expense (benefit) shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2006 and 2005 to income (losses) before income taxes follow:

		2006	2005
Expected income tax benefit	$	174,040	(97,324)
State income taxes, net		16,478	(8,215)
Nondeductible expenses		3,628	3,885
Other, net		(216)	4,959
	$	193,930	(96,695)

(Continued)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset follow:

	2006	2005
Accrued vacation	$ 26,685	26,309
Accrued litigation settlement	—	48,195
Furniture and equipment, due to differences in depreciation	(17,874)	(22,918)
Prepaid expense	—	(5,738)
	$ 8,811	45,848

(6) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

(7) Litigation

At December 31, 2005, the Company accrued $126,000 for a litigation settlement involving a former customer that was paid in January 2006.

Schedule 1

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2006

Total stockholder's equity			$	1,165,804
Less nonallowable assets:				
Advisory fees receivable, net of payable	$	134,300		
Deferred tax asset and other assets		9,867		
Furniture and equipment, net		197,639		
				341,806
Net capital before haircuts				823,998
Less haircuts				10,124
Net capital			$	813,874
Computation of Basic Net Capital Requirement				
Aggregate indebtedness			$	477,400
Net capital requirement			$	250,000
Excess net capital			$	563,874
Aggregate indebtedness to net capital			$	.59 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006):				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	816,239
Audit adjustments, net				2,365
Net capital per above			$	813,874

See accompanying independent auditors' report.



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report on Internal Control Required by SEC Rule 17A-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of BancorpSouth Investment Services, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
February 22, 2007


END